The management fee for Oppenheimer Small Cap Growth Fund/VA was reduced in 1999, pursuant to the following expense limit undertaking: audit expenses would not exceed 3 basis points of average annual net assets, and expenses (other than audit expenses) of printing and mailing shareholder reports would not exceed 10 basis points.